Exhibit 99.1

PolyPid Announces 180-Day Extension to Regain Compliance with Nasdaq Minimum Bid Requirement and Transfer of its Listing to the Nasdaq Capital Market

PETACH TIKVA, Israel, June 5, 2023 -- PolyPid Ltd. (Nasdaq: PYPD) (“PolyPid” or the “Company”), a late-stage biopharma company aiming to improve surgical outcomes, today announced it has received an extension of the period to regain compliance with The Nasdaq Stock Market LLC’s (“Nasdaq”) minimum bid price rule and approval from Nasdaq to transfer the listing of the ordinary shares of the Company (the “Ordinary Shares”) from The Nasdaq Global Market to The Nasdaq Capital Market. The transfer will become effective at the opening of business on June 6, 2023.

As previously disclosed, on December 6, 2022, the Company received a letter from Nasdaq indicating that the Company was not in compliance with Nasdaq Listing Rule 5450(a)(1), as the closing bid price of its Ordinary Shares had been below US$1.00 per Ordinary Share for the previous 30 consecutive business days. The Company was given a period of 180 calendar days, or until June 5, 2023, to regain compliance with the minimum bid price requirement. In order to be provided with a second 180-day compliance period, the Company submitted an application to transfer the listing of its Ordinary Shares from the Nasdaq Global Market to the Nasdaq Capital Market.

The Company’s Ordinary Shares continue to trade under the symbol “PYPD” and trading of its Ordinary Shares will not be affected by this transfer. The Nasdaq Capital Market is a continuous trading market that operates in substantially the same manner as The Nasdaq Global Market.

The approval of the second compliance period and the transfer to the Nasdaq Capital Market was based upon the Company meeting the applicable market value of publicly held shares requirement for continued listing and all other applicable requirements for initial listing on the Capital Market, except for the bid price requirement, the Company’s written notice of its intention to cure the deficiency by effecting a reverse stock split, if necessary, and additional supporting information provided in its application.

In connection with the transfer to the Nasdaq Capital Market, Nasdaq granted the Company an additional 180-day period (or until December 4, 2023) to regain compliance with the requirement set forth in Nasdaq Listing Rule 5450(a)(1) that the bid price of the Company’s Ordinary Shares meet or exceed US$1.00 per Ordinary Share for at least ten consecutive business days. If at any time during this additional time period the closing bid price of the Company’s security is at least US$1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance and this matter will be closed.

About PolyPid

PolyPid Ltd. (Nasdaq: PYPD) is a late-stage biopharma company aiming to improve surgical outcomes. Through locally administered, controlled, prolonged-release therapeutics, PolyPid’s proprietary PLEX (Polymer-Lipid Encapsulation matriX) technology pairs with Active Pharmaceutical Ingredients (APIs), enabling precise delivery of drugs at optimal release rates over durations ranging from several days to months. PolyPid’s lead product candidate D-PLEX100 is in Phase 3 clinical trials for the prevention of soft tissue abdominal and sternal surgical site infections. In addition, the Company is currently in preclinical stages to test the efficacy of OncoPLEX for treatment of solid tumors, beginning with glioblastoma.

For additional Company information, please visit http://www.polypid.com and follow us on Twitter and LinkedIn.

Forward-looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses regaining compliance with Nasdaq’s continued listing requirements, and the timing and effect thereof. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on March 31, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. PolyPid is not responsible for the contents of third-party websites.

Contacts:

PolyPid Ltd.

Ori Warshavsky

COO – US

908-858-5995

IR@Polypid.com

Investors:

Brian Ritchie

LifeSci Advisors

212-915-2578

britchie@lifesciadvisors.com